                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                   Schedule 13D

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)

                         ASPEN IMAGING INTERNATIONAL, INC.
                         ---------------------------------
                                  (Name of Issuer)

                                    COMMON STOCK
                                    ------------
                           (Title of Class of Securities)

                                     045301108
                                     ---------
                                   (CUSIP Number)

Stephen R. Kalette, 3830 Kelley Avenue, Cleveland, OH 44114 (216)881-5300 x3200
-------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  August 31, 1995
                                  ---------------
                        (Date of Event which Requires Filing
                                 of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverpage shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on the following page(s)


                                 Page 1 of 9 Pages

CUSIP No. 045301108                     13D                   Page 2 of 9 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Buckeye Business Products, Inc. Division of Bobbie Brooks, Incorporated

2   Check the Appropriate Box if a member of a Group*                 (a)  /   /
                                                                      (b)  / x /

3   SEC USE ONLY

4   Source of Funds*

         WC, OO, AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PUERSUANT TO ITEMS 2(d) or (2e)
                                                                           /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                   7    SOLE VOTING POWER
NUMBER OF
  SHARES                     None
BENEFICIALLY
  OWNED BY         8    SHARED VOTING POWER
  EACH
REPORTING                    1,732,388
  PERSON
  WITH             9    SOLE DISPOSITIVE POWER

                             None

                   10   SHARED DISPOSITIVE POWER

                             1,732,388

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,732,388

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /   /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              43%

14  TYPE OF REPORTING PERSON*

              CO


                        *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 045301108                     13D                   Page 3 of 9 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert H. Kanner

2   Check the Appropriate Box if a member of a Group*                 (a)  /   /
                                                                      (b)  / x /

3   SEC USE ONLY

4   Source of Funds*

         PF, AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PUERSUANT TO ITEMS 2(d) or (2e)
                                                                           /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                   7    SOLE VOTING POWER
NUMBER OF
  SHARES                     None
BENEFICIALLY
  OWNED BY         8    SHARED VOTING POWER
  EACH
REPORTING                    1,732,388
  PERSON
  WITH             9    SOLE DISPOSITIVE POWER

                             None

                   10   SHARED DISPOSITIVE POWER

                             1,732,388

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,732,388

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /   /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              43%

14  TYPE OF REPORTING PERSON*

              IN

                        *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 045301108                     13D                   Page 4 of 9 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Pubco Corporation

2   Check the Appropriate Box if a member of a Group*                 (a)  /   /
                                                                      (b)  / x /

3   SEC USE ONLY

4   Source of Funds*

         AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PUERSUANT TO ITEMS 2(d) or (2e)
                                                                           /   /

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                   7    SOLE VOTING POWER
NUMBER OF
  SHARES                     None
BENEFICIALLY
  OWNED BY         8    SHARED VOTING POWER
  EACH
REPORTING                    1,732,388
  PERSON
  WITH             9    SOLE DISPOSITIVE POWER

                             None

                   10   SHARED DISPOSITIVE POWER

                             1,732,388

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,732,388

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           /   /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              43%

14  TYPE OF REPORTING PERSON*

              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                              Page 5 of 9 Pages


                               SCHEDULE 13D
                               ------------

                                STATEMENT
                                ---------


ITEM 1.  Security and Issuer.
         -------------------

    The Schedule 13D as originally filed, related to the Common Stock, no par value of Aspen Imaging International, Inc., a Colorado
    Corporation, which had its principal business and executive offices at 555 Aspen Ridge Drive, Lafayette, Colorado 80026.

    The Schedule 13D is amended to reflect that: (i) Aspen Imaging International, Inc. (the "Issuer") was reincorporated in the State of Delaware on February 24, 1994, (ii) the Issuer relocated its principal business offices to 1500 Cherry Street, Suite B, Louisville, Colorado 80027 and relocated its principal executive offices to 3830 Kelley Avenue, Cleveland, Ohio 44114, and (iii) its Common Stock without par value was converted into Common Stock, par value $.001 per share ("Common Stock").


ITEM 2.  Identity and Background.
         -----------------------

    The Schedule 13D was originally filed on behalf of Buckeye Business Products, Inc., a Nevada corporation ("BBP"), with principal business and executive offices located at 3830 Kelley Avenue, Cleveland, Ohio 44114. BBP was a manufacturer and distributor of supplies for office and home printing devices. Its primary products were inked fabric ribbons for impact printers and computer stock tab paper. BBP also distributed magnetic media, toner, print bands and OEM brand ribbons.

    The Schedule 13D was also filed on behalf of Robert H. Kanner ("Kanner"), individually, who was the Chairman and CEO of BBP and its sole stockholder. Kanner is a US citizen whose business adress is also 3830 Kelley Avenue, Cleveland, Ohio 44114. In addition to his position at BBP, Kanner is also the President, CEO, and CFO Pubco Corporation ("Pubco") and its 90% subsidiary, Bobbie Brooks, Incorporated (Brooks") each of which are Delaware corporation and maintain their principal business and executive offices at 3830 Kelley Avenue, Cleveland, Ohio 44114.

    During the five year period ending with the date of the filing of the original Schedule 13D, neither BBP nor Kanner had been convicted in any criminal proceedings, nor had any of such reporting persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result been subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 6 of 9 Pages


    The Schedule 13D is amended to reflect that effective January 1, 1994, BBP became a division of Brooks ("Buckeye"), but continues to maintain its principal business and executive offices located at 3830 Kelley Avenue, Cleveland, Ohio 44114. Buckeye remains a manufacturer and distributor of supplies for office and home printing devices.
    Its primary products are inked fabric ribbons for impact printers and computer stock tab paper. Buckeye also distributes magnetic media, toner, print bands and OEM brand ribbons.

    The Schedule 13D is also amended to reflect that it is filed on behalf of Pubco which is the controlling stockholder of Brooks, and Kanner, individually, who is the Chairman and CEO of Buckeye and the majority stockholder of Pubco. In addition to his position at Buckeye, Kanner remains the President, CEO, and CFO of Brooks and Pubco, each of which continue to maintain their principal business and executive offices at 3830 Kelley Avenue, Cleveland, Ohio 44114.

    The Schedule 13D is also amended to reflect that during the past five years none of Buckeye, Pubco, Brooks or Kanner has been convicted in any criminal proceedings, nor has any of such reporting persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result been subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds and Other Consideration.
         --------------------------------------------------

    The Schedule 13D as originally filed reflected that the purchase of the Issuer's shares was made by BBP and that the Purchase Price was derived from working capital resources of BBP and personal funds of Kanner.

    The Schedule 13D is amended to reflect there has been a change in the percentage of the Issuer owned by Buckeye. This change was not the result of purchases of the Issuer's stock by Buckeye; rather, it was the result of the Issuer purchasing some of its own shares in the open market.

ITEM 4.  Purpose of Transaction.
         ----------------------

    The Schedule 13D as originally filed stated that the purpose of the transaction was to invest in and influence the affairs of the Issuer. The Schedule 13D as originally filed reported that there were no present plans or proposals which would have resulted in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D except:

    (a) An extraordinary transaction in the nature of a merger or other business combination is possible in the future if the facts and circumstances warrant such a transaction; and

                                                              Page 7 of 9 Pages


    (b) The Stock Purchase Agreement between the Issuer and BBP contemplated that the existing Board of Directors would be reduced to five, all but two of the existing members of the Issuer's Board would resign and three nominees of BBP would be appointed in their stead, resulting in effective control of such Board of Directors by BBP; and

    (c) BBP or Kanner might purchase additional shares of stock in the Issuer at some time or times in the future.

    The Schedule 13D is amended to reflect that (i) during the first calendar quarter of 1994, the Issuer was reincorporated in the State of Delaware and all of the members of its Board of Directors were reelected as members of its Board of Directors, and (ii) during the fourth calendar quarter of 1994, the remaining two original Directors of the Issuer resigned and were replaced.

    The Schedule 13D is also amended to reflect that in addition to the transactions described in paragraphs (a) to (c) above, the Issuer has announced in various public filings that it might consider entering into an extraordinary transaction in the nature of a merger, asset acquisition or other business combination with Brooks and/or Pubco if the facts and circumstances warrant such a transaction.

ITEM 5.  Interest in Securities of the Issuer.
         ------------------------------------

    The Schedule 13D as originally filed reported that:

    (a) BBP was the owner of 1,732,388 shares of the Issuer's Common Stock representing approximately 41% of the issued and outstanding Common Stock of the Issuer. While Kanner did not own any of the Issuer's shares of record, he was the sole stockholder of BBP and may be deemed to be the owner of the Issuer's shares owned by BBP.

    (b) BBP and Kanner may be deemed to have shared power to vote and to dispose or to direct the disposition of all of the Issuer's shares owned by BBP.

    (c) Neither BBP nor Kanner had effected any transactions in the Issuer's Common Stock prior to the event requiring the filing of the original Schedule 13D.

    The Schedule 13D is amended to reflect that the Issuer has been purchasing its own shares in the open market since February 15, 1995. As a result of such purchases, the Issuer's outstanding shares have decreased and, without any additional purchases, the percentage of the Issuer's Common Stock owned by Buckeye has increased.

    The Schedule 13D is also amended to reflect that (i) Buckeye is now the owner of 1,732,388 shares of the Issuer's Common Stock representing approximately 43% of the issued and outstanding Common Stock of the Issuer, and (ii) while neither Kanner nor Pubco own any

                                                              Page 8 of 9 Pages


    of the Issuer's shares of record, Kanner is the majority stockholder of Pubco and Pubco is the controlling stockholder of Brooks and as such, Kanner and Pubco may be deemed to be the owner of the Issuer's shares owned by Buckeye.

    The Schedule 13D is also amended to reflect that Buckeye, Pubco and Kanner may be deemed to have shared power to vote and to dispose or to direct the disposition of all of the Issuer's shares owned by Buckeye.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With
         -------------------------------------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------

    The Schedule 13D as originally filed reported that BBP purchased 1,000,000 of the Issuer's shares directly from the Issuer for $1.65 per share in cash and purchased the remaining 732,388 of its shares directly from the then President of the Issuer for $1.65 per share in cash. The Issuer's President remained President of the Issuer. The acquisition of the Issuer's stock was effected by separate Stock Purchase Agreements between BBP and the Issuer and between BBP and the Issuer's then President.

    The Schedule 13D is amended to reflect that (i) all of the shares originally purchased by BBP are now owned by Buckeye, and (ii) the Issuer's then President resigned as both President and a Director of the Issuer during the fourth calendar quarter of 1994.

ITEM 7.  Material to be Filed as Exhibits.
         --------------------------------

    (a) The Schedule 13D as originally filed contained a copy of the Stock Purchase Agreement between the Issuer and BBP.

         The amended Schedule 13D incorporates by reference that Exhibit
         (a) filed July 21, 1993.

    (b) The Schedule 13D as originally filed also contained a copy of the Stock Purchase Agreement between Peter C. Williams, then the Issuer's President, and BBP.

         The amended Schedule 13D incorporates by reference that Exhibit
         (b) filed July 21, 1993.

                                                              Page 9 of 9 Pages


                                SIGNATURES



    After resasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  BUCKEYE BUSINESS PRODUCTS, INC.
                                  Division of BOBBIE BROOKS, INCORPORATED


August 31, 1995                   By /s/ Robert H. Kanner
                                    --------------------------------
                                    Robert H. Kanner, Chairman & CEO


                                  PUBCO CORPORATION


August 31, 1995                   By /s/ Robert H. Kanner
                                    --------------------------------
                                    Robert H. Kanner, President



August 31, 1995                      /s/ Robert H. Kanner
                                  ----------------------------------
                                    Robert H. Kanner, individually